EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

The operating expenses ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2016 (in the amount of RMB14,561.8 million, compared to RMB13,150.4 million in 2015) to its railroad and related business revenue in 2016 (in the amount of RMB16,170.3 million, compared to RMB14,633.7 million in 2015).